UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spectral Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84757R 109

(CUSIP Number)

Stephen Spalding, 701 Fifth Avenue, Suite 4200, Seattle, WA
   98104, Tel 206-262-7820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84757R 109

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Stephen Spalding

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

7.
Sole Voting Power     Consists of options to purchase 3,500,000 shares of common stock of Spectral Capital Corporation.  1,000,000 of these shares were issued on October 20, 2010 at an exercise price of $1.00 per share, vesting monthly over four years beginning monthly on October 20, 2011 and 2,500,000 shares at an exercise price of $0.61 per share that were issued on February 6, 2012 and vest monthly over 24 months beginning on February 6, 2012.

Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9. Y
Sole Dispositive Power    Consists of options to purchase 3,500,000 shares of common stock of Spectral Capital Corporation.  1,000,000 of these shares were issued on October 20, 2010 at an exercise price of $1.00 per share, vesting monthly over four years beginning monthly on October 20, 2011 and 2,500,000 shares at an exercise price of $0.61 per share that were issued on February 6, 2012 and vest monthly over 24 months beginning on February 6, 2012.

Person With
	10.	Shared Dispositive Power 0

11.
Aggregate Amount Beneficially Owned by Each Reporting Person    Consists of options to purchase 3,500,000 shares of common stock of Spectral Capital Corporation.  1,000,000 of these shares were issued on October 20, 2010 at an exercise price of $1.00 per share, vesting monthly over four years beginning monthly on October 20, 2011 and 2,500,000 shares at an exercise price of $0.61 per share that were issued on February 6, 2012 and vest monthly over 24 months beginning on February 6, 2012.

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11) 5.5%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.0001 par value of Spectral Capital Corporation., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 701 Fifth Avenue, Suite 4200, Seattle, WA.

Item 2. Identity and Background

(a)	Name:	Stephen Spalding

(b)	Business Address:	701 Fifth Avenue, Suite 4200, Seattle, WA

(c)	Present Principal Occupation:	Chief Financial Officer and Director of Spectral Capital Corporation

(d)	Disclosure of Criminal Proceedings:	Mr. Spalding has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Spalding has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Spalding is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

Consists of options to purchase 3,500,000 shares of common stock of Spectral Capital Corporation.  1,000,000 of these shares were issued on October 20, 2010 at an exercise price of $1.00 per share, vesting monthly over four years beginning monthly on October 20, 2011 and 2,500,000 shares at an exercise price of $0.61 per share that were issued on February 6, 2012 and vest monthly over 24 months beginning on February 6, 2012.  The options were issued as an incentive for Mr. Spalding’s services as an officer and consultant to the Company.

Item 4. Purpose of Transaction

The purpose of the issuance of options to purchase 1,000,000 and 2,500,000 common shares as issued above was to provide employee incentives to Mr. Spalding in his capacity as an officer and consultant of Spectral.

Item 5. Interest in Securities of the Issuer

Item 5.  Interest in Securities of the Issuer.

(a)
I have the right to acquire 3,500,000 common shares of Spectral.  This consists of options to purchase 1,000,000 of Spectral at $1.00 per share and options to purchase 2,500,000 shares of common stock of Spectral at $0.61 per share.

(b)
I have sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)
During the 60 sixty day period preceding the date of the filing of this Schedule 13D, I have not purchased any shares of the Issuer.

(d)
I have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by me.  I will have the right to receive the dividends.  No one other than myself has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in my name referred to above in paragraph (a) of this Item 5.
(e)
Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Form 8K filed on February 8, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012

/s/ Stephen Spalding
Stephen Spalding Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)